Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135277

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 26, 2006

Preliminary Prospectus Supplement

June     , 2006

(To Prospectus dated June 23, 2006)

$300,000,000

Universal Health Services, Inc.

            % Notes due 2016

We are offering $300,000,000 aggregate principal amount of             % Notes due 2016 (the “notes”). Interest on the notes will be paid semi-annually on              and              of each year, commencing             , 2006. The notes will mature on                     , 2016. We may redeem the notes in whole at any time or in part from time to time at the redemption price discussed under the caption “Description of Notes—Optional Redemption” in this prospectus supplement. The notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Note	Total
Price to Public(1)%	$
Underwriting Discounts %	$
Proceeds, before expenses, to UHS(1)%	$
(1)	Plus accrued interest from June , 2006, if settlement occurs after that date.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about June     , 2006.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

References to “UHS,” “we,” “us,” and “our” in this prospectus supplement and the accompanying prospectus are to Universal Health Services, Inc. or to Universal Health Services, Inc. and its consolidated subsidiaries, as the context requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the SEC’s public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10–K for the year ended December 31, 2005;

•	Our Proxy Statement pursuant to Section 14(A) of the Securities Exchange Act of 1934, as amended, or Exchange Act, filed on April 17, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Our Current Reports on Form 8–K filed on January 31, 2006, February 28, 2006, March 21, 2006, April 4, 2006, April 25, 2006 and May 24, 2006.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until we have terminated the offering. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus supplement and the accompanying prospectus.

You may obtain a copy of these filings at no cost by writing to or telephoning our secretary at the following address and telephone number:

Universal Health Services, Inc.

Universal Corporate Center

367 South Gulph Road

P.O. Box 61558

King of Prussia, Pennsylvania 19406-0958

Attention: Secretary

Phone: (610) 786-3300

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. This prospectus supplement and the accompanying prospectus are an offer to sell or buy only the securities described in this prospectus supplement and the accompanying prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is current and accurate only as of the date of those respective documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on management’s current expectations, estimates, and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words, and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under the heading “Risk Factors” in this prospectus supplement, as well as in Item 1A, “Risk Factors,” to our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, may cause actual results to differ materially from current expectations, estimates, projections, and forecasts and from past results.

You are cautioned not to place undue reliance on such statements, which speak only as of the dates made. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

•	our ability to comply with existing laws and government regulations and/or changes in laws and government regulations;

•	possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid;

•	our ability to enter into managed care provider agreements on acceptable terms;

•	the outcome of known and unknown litigation, government investigations, and liabilities and other claims asserted against us;

•	national, regional and local economic and business conditions;

•	competition from other healthcare providers, including physician-owned facilities in certain markets, including McAllen/Edinburg, Texas, the site of one of our largest acute care facilities;

•	technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;

•	our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;

•	demographic changes;

•	our ability to successfully integrate and improve our recent acquisitions and the availability of suitable acquisitions and divestiture opportunities;

•	a significant portion of our revenues is produced by a small number of our facilities;

•	the availability and terms of capital to fund the growth of our business;

•	some of our acute care facilities continue to experience decreasing inpatient admission trends;

•	an increase in the number of uninsured and self-pay patients treated at our acute care facilities that unfavorably impacts our ability to satisfactorily and timely collect our self-pay patient accounts;

•	our financial statements reflect large amounts due from various commercial and private payors and there can be no assurance that failure of the payors to remit amounts due to us will not have a material adverse effect on our future results of operations;

•	the ability to obtain adequate levels of general and professional liability insurance on current terms;

•	changes in our business strategies or development plans;

•	the continuing impact of Hurricane Katrina upon us; and

•	other factors referenced herein or in our other filings with the SEC.

SUMMARY

The following summary may not contain all the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Universal Health Services, Inc.

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of March 31, 2006, we own and/or operate 28 acute care hospitals and 101 behavioral health centers located in 32 states, Washington, DC and Puerto Rico. Four of our acute care facilities in Louisiana were severely damaged and remain closed and non-operational since August 2005 as a result of Hurricane Katrina. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 13 surgical hospitals and surgery and radiation oncology centers located in six states and Puerto Rico.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

Recent Developments

On May 23, 2006, we announced that we would redeem the entire $586,956,000 outstanding principal amount at maturity of our convertible debentures due June 23, 2020 for a redemption price per $1,000 principal amount of debentures of $543.41 plus accrued and unpaid cash interest on June 23, 2006. The aggregate redemption payment would be approximately $318,958,000. However, holders of our convertible debentures had an option to convert their debentures into shares of our Class B common stock on or before June 23, 2006, the redemption date. At this time, we do not know to what extent holders of the convertible debentures exercised their option to convert. We intend to use the net proceeds from the sale of the notes to repay a portion of the short-term borrowing under our $500 million unsecured non-amortizing revolving credit facility (the “existing credit facility”) that may be used to fund the redemption.

To the extent that holders of our convertible debentures exercised their option to convert the convertible debentures into shares of our Class B common stock and the convertible debentures were not redeemed for cash, we intend to use the net proceeds of this offering for general corporate purposes, which may include the repurchase of shares of our Class B common stock and to repay other indebtedness under our existing credit facility. See “Use of Proceeds.”

We are in the process of replacing our existing credit facility with a new $650 million credit facility, but can provide no assurances that the new credit facility will be completed. As of March 31, 2006, $70 million was outstanding under our existing credit facility and we had $56 million in outstanding letters of credit.

The Offering

Issuer	Universal Health Services, Inc.

Securities Offered	$300,000,000 aggregate principal amount of % Notes due 2016

Maturity Date	, 2016

Interest Payment Dates	and , commencing , 2006

Optional Redemption

We may redeem the notes, in whole at any time or in part from time to time, at the redemption price discussed under the caption “Description of Notes—Optional Redemption” in this prospectus supplement.

Ranking	The notes:

•	are unsecured;

•	rank equally with all of our existing and future unsecured and senior debt;

•	are senior to any future subordinated debt;

•	are effectively junior to any secured debt; and

•	are effectively junior to the secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Covenants	We will issue the notes under an indenture (defined herein) containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

•	incur debt secured by liens;

•	engage in sale/leaseback transactions;

•	merge or consolidate with another entity; or

•	sell or convey substantially all of our assets to another person.

Form

The notes will be issued in the form of one or more fully registered global securities that will be deposited with the trustee as custodian for, and in the name of a nominee of, The Depository Trust Company. Interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its participants. See “Description of Notes—Book-Entry System; Delivery and Form.”

Use of Proceeds

We estimate the net proceeds to us from the sale of the notes will be approximately $297,650,000, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes to repay a portion of the short-term borrowing under our existing credit facility that may be used to redeem the entire $586,956,000 outstanding principal amount at maturity of our convertible debentures due June 23, 2020 for a redemption price per $1,000 principal amount of debentures of $543.41 plus accrued and unpaid cash interest on June 23, 2006. The aggregate redemption payment would be approximately $318,958,000. However, holders of our convertible debentures had an option to convert their debentures into shares of our Class B common stock on or before June 23, 2006, the redemption date. At this time, we do not know to what extent holders of the convertible debentures exercised their option to convert. To the extent that holders of our convertible debentures exercised their option to convert the convertible debentures into shares of our Class B common stock and the convertible debentures were not redeemed for cash, we intend to use the net proceeds of this offering for general corporate purposes, which may include the repurchase of shares of our Class B common stock and the repayment of other indebtedness under our existing credit facility. See “Use of Proceeds.”

Further Issues

Without the consent of existing holders, we may create and issue further notes ranking equally and ratably with the notes in all respects, so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Offer to Repurchase

If we experience a Change of Control (defined herein) and the notes are rated below Investment Grade (defined herein) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., we will offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See “Description of Notes—Offer to Repurchase Upon a Change of Control Repurchase Event.”

Trustee	J.P. Morgan Trust Company, National Association

Selected Consolidated Financial Data

We have prepared this information using our consolidated financial statements for each of the years in the three-year period ended December 31, 2005, which have been audited by KPMG LLP, and our unaudited consolidated financial statements for the three-month periods ended March 31, 2006 and 2005. You should read the table together with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.” In our opinion, the selected financial data for the three-month periods ended March 31, 2006 and 2005, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. Results for the three months ended March 31, 2006 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(dollar amounts in thousands, except per share data)
Income Statement Data
Net revenue	$1,034,289	$1,006,645	$3,935,480	$3,637,490	$3,153,174
Income from continuing operations	$50,492	$54,690	$109,843	$161,098	$187,897
Net income	$51,084	$61,409	$240,845	$169,492	$199,269

Per Share Data
Income from continuing operations—basic	$0.94	$0.95	$1.98	$2.79	$3.26
Income from continuing operations—diluted	$0.87	$0.89	$1.91	$2.62	$3.02
Net income—basic	$0.95	$1.07	$4.33	$2.94	$3.45
Net income—diluted	$0.88	$0.99	$4.00	$2.75	$3.20
Dividends declared	$0.08	$0.08	$0.32	$0.32	$0.08

Other Information
Weighted average number of common shares—basic (in thousands)	53,768	57,523	55,658	57,653	57,688
Weighted average number of common shares—diluted (in thousands)	60,506	64,416	62,647	64,865	65,089
Capital expenditures	$83,203	$57,920	$241,412	$230,760	$224,370

Operating Data—Acute Care Hospitals
Number of hospitals at end of period(1)	29	27	28	27	25
Average licensed beds	4,989	5,549	5,372	5,645	4,792
Average available beds	4,688	5,126	4,985	4,860	4,119
Hospital admissions	63,167	67,091	254,522	251,655	227,932
Average length of patient stay (in days)	4.5	4.7	4.5	4.6	4.5
Patient days	283,248	312,500	1,138,936	1,150,882	1,032,348
Occupancy rate for available beds	67%	68%	63%	65%	69%

Operating Data—Behavioral Health Facilities
Number of hospitals at end of period	100	48	100	48	43
Average licensed beds	6,397	4,414	4,849	4,225	3,894
Average available beds	6,339	4,356	4,766	4,145	3,762
Hospital admissions	28,072	25,045	102,731	94,743	87,688
Average length of patient stay (in days)	16.1	13.0	14.2	13.0	12.2
Patient days	451,885	325,874	1,455,479	1,234,152	1,067,200
Occupancy rate for available beds	79%	83%	84%	81%	78%

Balance Sheet Data
Cash and cash equivalents	$8,211	$54,188	$7,963	$33,125	$34,863
Total assets	$2,985,047	$2,983,767	$2,858,709	$3,022,843	$2,772,730
Minority interest	$170,222	$190,863	$159,879	$186,543	$159,554
Long-term debt	$603,533	$684,397	$637,654	$852,229	$868,566
Common stockholders’ equity	$1,254,546	$1,274,895	$1,205,098	$1,220,586	$1,090,922

(1)	Excludes hospitals included in discontinued operations.

RISK FACTORS

Before you decide to invest in the notes, you should consider the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

A public trading market for the notes may not develop.

We have not applied and do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. As a result, a market for the notes may not develop or, if one does develop, it may not be sustained. If an active market for the notes fails to develop or cannot be sustained, the trading price and liquidity of the notes could be adversely affected.

The market price of the notes may be volatile.

The market price of the notes will depend on many factors that may vary over time and some of which are beyond our control, including:

•	our financial performance;

•	the amount of indebtedness we and our subsidiaries have outstanding;

•	market interest rates;

•	the market for similar securities;

•	competition; and

•	general economic conditions.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

An increase in interest rates could result in a decrease in the relative value of the notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase these notes and market interest rates increase, the market value of your notes may decline. We cannot predict the future level of market interest rates.

Ratings of each series of notes may not reflect all risks of an investment in the notes.

We expect that the notes will be rated by at least one nationally recognized statistical rating organization. The ratings of the notes will primarily reflect our financial strength and will change in accordance with the rating of our financial strength. Any rating is not a recommendation to purchase, sell, or hold the notes. These ratings do not correspond to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the notes.

We are not restricted under the terms of the indenture governing the notes or the notes from incurring additional indebtedness. The terms of the indenture limit our ability to secure additional debt without also securing the notes and to enter into sale and leaseback transactions. However, these limitations are subject to numerous exceptions. See “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt, or take a number of other actions that are not limited by the terms of the indenture and the notes, including repaying indebtedness or repurchasing common stock or paying dividends, could have the effect of diminishing our ability to make payments on the notes when due.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

Our ability to make scheduled payments with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, are subject to prevailing economic conditions and to financial, business, and other factors beyond our control.

The notes will be unsecured and subordinated to our secured debt, which makes the claims of holders of secured debt senior to the claims of holders of the notes.

The notes will be unsecured. As of March 31, 2006, we did not have any significant secured debt outstanding. The holders of any secured debt that we may have may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that we may have also would have priority over unsecured creditors in the event of our liquidation. In the event of our bankruptcy, liquidation, or similar proceeding, the holders of secured debt that we may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to any secured debt that we may have.

The notes are effectively subordinated to the liabilities of our subsidiaries, which may reduce our ability to use the assets of our subsidiaries to make payments on the notes.

We conduct substantially all of our business through our subsidiaries and, as a result of this structure, our subsidiaries may be restricted by contractual provisions or applicable laws from providing us with the cash that we need to pay our debt service obligations, including payments on the notes. The notes are not guaranteed by our subsidiaries and therefore the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. In any bankruptcy, liquidation, or similar proceeding involving us or one of our subsidiaries, your claim as a holder of the notes will be effectively junior to the claims of the holders of any indebtedness or preferred stock of our subsidiaries. In the event of such bankruptcy, liquidation, or similar proceeding, our subsidiaries may not have sufficient assets to make payments to us, which may prevent us from making payments on the notes. As of March 31, 2006, our subsidiaries had approximately $17.9 million of outstanding indebtedness (excluding intercompany debt and liabilities and accounts payable incurred in the ordinary course of business).

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the notes will be approximately $297,650,000, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes to repay a portion of the short-term borrowing under our existing credit facility that may be used to redeem the entire $586,956,000 outstanding principal amount at maturity of our convertible debentures due June 23, 2020 for a redemption price per $1,000 principal amount of debentures of $543.41 plus accrued and unpaid cash interest on June 23, 2006. The aggregate redemption payment would be approximately $318,958,000. However, holders of our convertible debentures had an option to convert their debentures into shares of our Class B common stock on or before June 23, 2006, the redemption date. At this time, we do not know to what extent holders of the convertible debentures exercised their option to convert. As of March 31, 2006, $70 million was outstanding under our existing credit facility and we had $56 million in outstanding letters of credit. Our existing credit facility provides for interest at our option at variable rates and the effective interest rate at March 31, 2006 was 5.2747%. Our existing credit facility matures on March 4, 2010, however, we are in the process of replacing our existing credit facility with a new $650 million credit facility. We can provide no assurances that the new credit facility will be completed.

To the extent that holders of our convertible debentures exercised their option to convert the convertible debentures into shares of our Class B common stock and the convertible debentures were not redeemed for cash, we intend to use the net proceeds of this offering for general corporate purposes, which may include the repurchase of shares of our Class B common stock and the repayment of other indebtedness under our existing credit facility.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended December 31,					Pro Forma Year Ended December 31, 2005	Three Months Ended March 31,		Pro Forma Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005		2005	2006
Ratio of earnings to fixed charges	4.0	6.0	6.8	5.5	4.6	4.2	6.7	7.3	6.7

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. Fixed charges include interest expense, an estimate of the interest element of lease rental expense (one-third lease rental expense), and amortization of debt issuance costs. Included in our 2005 earnings from continuing operations is $83.3 million of hurricane expense related to Hurricane Katrina, net of insurance recoveries. The pro forma ratio reflects the intended application of the net proceeds of this offering to repay a portion of the short-term borrowing under our existing credit facility and assumes that our existing credit facility will be used to redeem our convertible debentures due June 23, 2020. However, holders of our convertible debentures had an option to convert their debentures into shares of our Class B common stock on or before June 23, 2006, the redemption date. At this time, we do not know to what extent holders of the convertible debentures exercised their option to convert. To the extent that holders of our convertible debentures exercised their option to convert the convertible debentures into shares of our Class B common stock and the convertible debentures were not redeemed for cash, we intend to use the net proceeds for general corporate purposes, which may include the repurchase of shares of our Class B common stock and the repayment of other indebtedness under our existing credit facility, which are not reflected in the pro forma ratio.

CAPITALIZATION

The following table sets forth, as of March 31, 2006, our consolidated capitalization (i) on a historical basis and (ii) on an as adjusted basis to reflect the issuance of the notes and the intended application of the proceeds of this offering, net of estimated underwriting discounts and commissions and estimated offering expenses that are payable by us, to repay a portion of the short-term borrowing under our existing credit facility, assuming that our existing credit facility will be used to redeem our convertible debentures due June 23, 2020. However, holders of our convertible debentures had an option to convert their debentures into shares of our Class B common stock on or before June 23, 2006, the redemption date. At this time, we do not know to what extent holders of the convertible debentures exercised their option to convert. To the extent that holders of our convertible debentures exercised their option to convert the convertible debentures into shares of our Class B common stock and the convertible debentures were not redeemed for cash, we intend to use the net proceeds for general corporate purposes, which may include the repurchase of shares of our Class B common stock and the repayment of other indebtedness under our existing credit facility, which are not reflected in the as adjusted capitalization in the table below. See “Use of Proceeds” and “Recent Developments.” You should read the table together with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	March 31, 2006
	Actual	As Adjusted
	(In Thousands)
Long Term Debt:
% Notes due 2016 offered hereby	$—	$300,000
5.0% Convertible Debentures due 2020	316,163	—
6.75% Senior Notes due 2011	203,397	203,397
Interest at floating rates	10,200	10,200
Notes and mortgage payable	3,658	3,658
Revolving credit and demand notes	70,115	88,628

Total long term debt	$603,533	$605,883

Common Stockholders’ Equity:
Class A Common Stock, 3,328,404 shares outstanding	33	33
Class B Common Stock, 50,472,015 shares outstanding	505	505
Class C Common Stock, 335,800 shares outstanding	3	3
Class D Common Stock, 25,619 shares outstanding	—	—
Cumulative dividends	(45,443)	(45,443)
Retained earnings	1,310,169	1,306,817
Accumulated other comprehensive loss	(10,721)	(10,721)

Total common stockholders’ equity	$1,254,546	$1,251,194

Total capitalization	$1,858,079	$1,857,077

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith, replaces, the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made. You should read the indenture (as defined below), the related officers’ certificate and the provision of the notes carefully before investing in the notes, as they, and not this summary, will govern your rights as a holder of notes. The terms of the notes include those stated in the indenture, the related officers’ certificate and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the form of indenture has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part. The officers’ certificate and form of note reflecting the particular terms of the notes will be filed as exhibits to a Current Report on Form 8-K to be filed by us with the SEC.

General

The notes will mature on             , 2016. The notes will be issued in fully registered form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the notes will accrue from June     , 2006 at the rate per year shown on the cover of this prospectus supplement and will be payable semi-annually on          and         , commencing         , 2006, to the persons in whose names the notes are registered at the close of business on the          and          preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

The notes will constitute a series of debt securities to be issued under an indenture dated as of January 20, 2000, as amended by a supplemental indenture, dated as of June 20, 2006 (as so amended, the “indenture”), between us and J.P. Morgan Trust Company, National Association, as successor trustee, the terms of which are more fully described in the accompanying prospectus. The notes and any future debt securities issued under the indenture will be unsecured senior obligations of ours and will rank on a parity with all of our other unsecured and senior indebtedness, from time to time outstanding. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability to incur additional indebtedness.

The notes will not be subject to any sinking fund.

We conduct substantially all of our business through subsidiary companies. As a result of this structure:

•	our subsidiaries may be restricted by contractual provisions or applicable laws from providing us with the cash that we need to pay our debt service obligations, including payments on the notes; and

•	in any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of the notes will be effectively junior to the claims of the holders of any indebtedness or preferred stock of our subsidiaries.

Optional Redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

•	100% of the principal amount of the notes to be redeemed, and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee is provided fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means Banc of America Securities LLC or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective successors and any other primary treasury dealer we select. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, we must substitute another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us and the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions of the notes called for redemption.

Offer to Repurchase Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event (defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in multiples of $1,000 principal amount) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (defined below), but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the notes:

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly owned subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us, one of our wholly owned subsidiaries or any person who holds more than 50% of our Voting Stock as of the date hereof or any member of his, her or its immediate family (as that term is defined in Rule 16a-1(e) of the Exchange Act), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of our board of directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a Change of Control if (1) pursuant to such transaction we become a wholly owned subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

(1) was a member of such board of directors on the first date that any of the notes were issued; or

(2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB-or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agency” means:

(1) each of Moody’s and S&P; and

(2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Same-Day Settlement and Payment

The notes will trade in the same-day funds settlement system of The Depository Trust Company (“DTC”) until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except, in some cases, for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Book-Entry System; Delivery and Form

General

The notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by The New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”). Persons who are not Participants may beneficially own notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If we redeem less than all of the notes, we, or the trustee at our direction, will notify DTC of the redemption as sole holder of the Global Security in accordance with the indenture. We have been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the notes to be redeemed.

We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (i) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (ii) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an event of default under the indenture has occurred and is continuing and the beneficial owners representing a majority in principal amount of the outstanding debt securities of the applicable series notify DTC that it shall no longer be the depositary or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

The information in this section concerning DTC and DTC’s system and procedure has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Concerning the Trustee

The trustee is J.P. Morgan Trust Company, National Association. The trustee is the successor trustee under our indenture entered into in connection with the sale of convertible debentures due 2020, and an affiliate of the trustee is a lender to us under our revolving credit agreement and provides cash management and depository account services to us. From time to time, we may enter into other banking relationships with the trustee or its affiliates.

JPMorgan Chase & Co. (“JPMorgan”), the parent company of J.P. Morgan Trust Company, National Association, has entered into an agreement with The Bank of New York Company, Inc. (“BNY”) pursuant to which JPMorgan intends to exchange portions of its corporate trust business, including municipal and corporate trusteeships, for BNY’s consumer, small business and middle market banking businesses. This transaction has been approved by both companies’ boards of directors and is subject to regulatory approvals. It is expected to close in the late third quarter or fourth quarter of 2006.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion is of a general nature and is included herein solely for information purposes. This summary is not intended to be, and should not be, construed to be legal or tax advice. No representation with respect to the consequences to any particular purchaser of the notes is made. Prospective purchasers should consult their own advisors with respect to their particular circumstances.

The following is a summary of the material U.S. federal income tax consequences to U.S. holders and non-U.S. holders (each as defined below) relating to the purchase, ownership, and disposition of the notes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated thereunder, rulings, pronouncements, judicial decisions, and administrative interpretations of the Internal Revenue Service, all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial, or administrative action. We cannot assure you that the Internal Revenue Service will not challenge the conclusions stated below, and no ruling from the Internal Revenue Service has been (or will be) sought on any of the matters discussed below. The discussion set forth below is limited to holders who are the initial purchasers of the notes at their original issue price and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership, and disposition of the notes. Without limiting the generality of the foregoing, the discussion does not address the effect of any special rules applicable to certain types of holders, including, without limitation, dealers in securities or currencies, insurance companies, financial institutions, thrifts, regulated investment companies, tax-exempt entities, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons who hold notes as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction, persons subject to the alternative minimum tax, investors in securities that elect to use a mark-to-market method of accounting for their securities holdings, individual retirement accounts or qualified pension plans, or investors in pass through entities, including partnerships and Subchapter S corporations. Finally, this discussion does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.

U.S. Holders

The term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in effect under applicable Treasury regulations to treat the trust as a U.S. person.

Taxation of interest

All of the notes bear interest at a fixed-rate. We do not intend to issue the notes at a discount that will exceed a de minimis amount of original issue discount. Accordingly, interest payable on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, exchange, or retirement of a note

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, redemption, retirement, or other taxable disposition of a note, with such capital gain or loss measured by the difference, if any, between

(i) the amount of cash and the fair market value of any property received, except to the extent that the cash or other property received in respect of a note is attributable to accrued interest on the note not previously included in income, which amount will be taxable as ordinary income, and (ii) the holder’s adjusted tax basis in the note.

Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale or exchange, the note has been held by the holder for more than one year; otherwise, the capital gain or loss will be short-term. Non-corporate taxpayers may be subject to a lower federal income tax rate on their net long-term capital gains than the rate that is applicable to ordinary income. All taxpayers are subject to certain limitations on the deductibility of their capital losses.

Information reporting and backup withholding

U.S. holders of notes may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on payments of interest, principal, gross proceeds from disposition of notes, and redemption premium, if any. Backup withholding generally applies only if the U.S. holder:

•	fails to furnish its social security or other taxpayer identification number within a reasonable time after a request for such information;

•	furnishes an incorrect taxpayer identification number;

•	fails to report interest properly; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that the U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund provided such holder furnishes the required information to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. We cannot refund amounts once withheld.

We will furnish annually to the Internal Revenue Service, and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of backup withholding, if any, with respect to payments on the notes.

Non-U.S. Holders

The following summary is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a note that is for U.S. federal income tax purposes (1) an individual who is classified as a nonresident for U.S. federal income tax purposes; (2) a foreign corporation; or (3) a foreign estate or trust. In the case of a non-U.S. holder who is an individual, the following summary assumes that this individual was not formerly a United States citizen and was not formerly a resident of the United States for U.S. federal income tax purposes.

Taxation of interest

Subject to the summary of backup withholding rules below, payments of interest on a note to any non-U.S. holder generally will not be subject to U.S. federal income or withholding tax provided the interest is not effectively connected with such non-U.S. holder’s, U.S. trade or business and we or the person otherwise responsible for withholding U.S. federal income tax from payments on the notes receives a required certification from the non-U.S. holder and the holder is not:

•	an actual or constructive owner of 10% or more of the total combined voting power of all our voting stock;

•	a controlled foreign corporation related, directly or indirectly, to us through stock ownership; or

•	a bank whose receipt of interest is received on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

In order to satisfy the certification requirement, the non-U.S. holder must provide a properly completed Internal Revenue Service Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) under penalties of perjury that provides the non-U.S. holder’s name and address and certifies that the non-U.S. holder is not a U.S. person. Alternatively, in a case where a security clearing organization, bank, or other financial institution holds the notes in the ordinary course of its trade or business on behalf of the non-U.S. holder, certification requires that we or the person who otherwise would be required to withhold U.S. federal income tax receive from the financial institution a certification under penalties of perjury that a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of such a form is furnished to the payor. Special rules apply to foreign partnerships, estates, and trusts, and in certain circumstances, certifications as to foreign status of partners, trust owners, or beneficiaries may have to be provided to our paying agent or to us. In addition, special rules apply to payments made through a qualified intermediary.

A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at a rate of 30%, or lower applicable treaty rate, on payments of interest on the notes that are not effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

If the payments of interest on a note are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally. If the non-U.S. holder is a corporation for U.S. federal income purposes, such payments also may be subject to a 30% branch profits tax. If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, such payments will not be subject to U.S. withholding tax so long as the holder provides us or the person who otherwise would be required to withhold U.S. federal income tax with the appropriate certification.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale, exchange, or disposition

Subject to the summary of backup withholding rules below, any gain realized by a non-U.S. holder on the sale, exchange, retirement, or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

Proceeds from the disposition of a note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a note, although such proceeds generally are not subject to withholding tax.

Information reporting and backup withholding

Any payments of interest to a non-U.S. holder generally will be reported to the Internal Revenue Service and to the non-U.S. holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

The backup withholding tax and certain additional information reporting generally will not apply to payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability provided such holder furnishes the required information to the Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$
J.P. Morgan Securities Inc.

Total	$

Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $400,000.

In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with us and our affiliates. In particular, an affiliate of J.P. Morgan Securities Inc. acts as the agent for our revolving credit facility and affiliates of Banc of America Securities LLC and J.P. Morgan Securities Inc. are lenders under our revolving credit facility. Since more than 10% of the net proceeds of this offering may be used to repay indebtedness that we owe to such affiliates of the underwriters under our existing credit facility, the offering will be made in accordance with Rule 2710(h) of the National Association of Securities Dealers, Inc.

J.P. Morgan Securities Inc., one of the underwriters, is an affiliate of J.P. Morgan Trust Company, National Association, the successor trustee under our indenture, the terms of which are more fully described in the accompanying prospectus.

LEGAL MATTERS

Certain legal matters with respect to the validity of our debt securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York. Anthony Pantaleoni, a director of ours who owns less than 1% of our outstanding capital stock, is Of Counsel to Fulbright & Jaworski L.L.P. Mr. Pantaleoni also serves as trustee of certain trusts for the benefit of our Chief Executive Officer and his family.

Prospectus

Universal Health Services, Inc.

Debt Securities

By this prospectus, we may offer and sell debt securities from time to time.

We will provide you with the specific terms and the public offering prices of these debt securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement, as well as the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

This prospectus is dated June 23, 2006

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, under the “shelf registration” process. Under this shelf registration process, we may, from time to time, offer and sell debt securities under this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell our debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

In this prospectus, the terms “UHS,” “we,” “us,” and “our” refer to Universal Health Services, Inc. or to Universal Health Services, Inc. and its consolidated subsidiaries, as the context requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These forward-looking statements are based on management’s current expectations, estimates, and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words, and similar expressions are intended to identify these forward-looking statements. Certain factors, including, but not limited, to those identified in Item 1A, “Risk Factors,” to our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus, may cause actual results to differ materially from current expectations, estimates, projections, and forecasts and from past results.

You are cautioned not to place undue reliance on such statements, which speak only as of the dates made. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

•	our ability to comply with existing laws and government regulations and/or changes in laws and government regulations;

•	possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid;

•	our ability to enter into managed care provider agreements on acceptable terms;

•	the outcome of known and unknown litigation, government investigations, and liabilities and other claims asserted against us;

•	national, regional and local economic and business conditions;

•	competition from other healthcare providers, including physician-owned facilities in certain markets, including McAllen/Edinburg, Texas, the site of one of our largest acute care facilities;

•	technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;

•	our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;

•	demographic changes;

•	our ability to successfully integrate and improve our recent acquisitions and the availability of suitable acquisitions and divestiture opportunities;

•	a significant portion of our revenues is produced by a small number of our facilities;

•	the availability and terms of capital to fund the growth of our business;

•	some of our acute care facilities continue to experience decreasing inpatient admission trends;

•	an increase in the number of uninsured and self-pay patients treated at our acute care facilities that unfavorably impacts our ability to satisfactorily and timely collect our self-pay patient accounts;

•	our financial statements reflect large amounts due from various commercial and private payors and there can be no assurance that failure of the payors to remit amounts due to us will not have a material adverse effect on our future results of operations;

•	the ability to obtain adequate levels of general and professional liability insurance on current terms;

•	changes in our business strategies or development plans;

•	the continuing impact of Hurricane Katrina upon us; and

•	other factors referenced herein or in our other filings with the SEC.

UNIVERSAL HEALTH SERVICES, INC.

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of March 31, 2006, we own and/or operate 28 acute care hospitals and 101 behavioral health centers located in 32 states, Washington, DC and Puerto Rico. Four of our acute care facilities in Louisiana were severely damaged and remain closed and non-operational since August 2005 as a result of Hurricane Katrina. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 13 surgical hospitals and surgery and radiation oncology centers located in 6 states and Puerto Rico.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our debt securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Ratio of earnings to fixed charges	4.0	6.0	6.8	5.5	4.6	6.7	7.3

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. Fixed charges include interest expense, an estimate of the interest element of lease rental expense (one-third lease rental expense), and amortization of debt issuance costs. Included in our 2005 earnings from continuing operations is $83.3 million of hurricane expense related to Hurricane Katrina, net of insurance recoveries.

DESCRIPTION OF DEBT SECURITIES

We will issue our debt securities under an indenture dated as of January 20, 2000, as amended by a supplemental indenture, dated as of June 20, 2006 (as so amended, the “indenture”) between us and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), which is serving as trustee. The form of the indenture and the general form of our debt security are filed as exhibits to the registration statement of which the prospectus is a part. We are summarizing below certain important provisions of the indenture and general form of debt security. You should refer to the indenture and the general form of debt security for a more complete statement of their provisions.

The particular terms of each series of debt securities that we may offer from time to time will be established in or under a resolution of our board of directors and set forth in an officers’ certificate or a supplemental indenture, and in a form of debt security with respect to that series. We will file such officers’ certificate or supplemental indenture and the form of debt security with the SEC. The prospectus supplement with respect to the series of debt securities we are offering will describe these particular terms and will indicate the extent to which the general terms referred to in the preceding paragraph may not apply to that series of debt securities.

General

Our debt securities will be unsecured obligations of ours. The indenture does not limit the amount of debt securities that we may issue under the indenture. We may issue our debt securities at various times in different series, each of which may have different terms.

We expect that the prospectus supplement relating to the particular series of debt securities we are offering will include the following information concerning those debt securities:

•	The title of the debt securities;

•	Any limit on the amount of debt securities that we may offer;

•	The price at which we are offering our debt securities. We will usually express the price as a percentage of the principal amount;

•	The maturity date of our debt securities;

•	The interest rate per annum on our debt securities. We may specify a fixed rate or a variable rate, or we may offer debt securities that do not bear interest but are sold at a substantial discount from the amount payable at maturity;

•	The date from which interest on our debt securities will accrue;

•	The dates on which we will pay interest and the regular record dates for determining who is entitled to receive the interest;

•	If applicable, the dates on which or after which, and the prices at which, we are required to redeem our debt securities or have the option to redeem our debt securities;

•	If applicable, any limitations on our right to defease our obligations under our debt securities by depositing cash or securities;

•	The amount that we would be required to pay if the maturity of our debt securities is accelerated, if that amount is other than the principal amount;

•	Any additional restrictive covenants or other material terms relating to our debt securities;

•	Any additional events of default that will apply to our debt securities; and

•	If we will make payments on our debt securities in any currency other than United States dollars, the currency or composite currency in which we will make those payments. If the currency will be determined under an index, the details concerning such index.

Payments on Debt Securities

We will make payments on our debt securities at the office or agency we will maintain for that purpose, which will be the Corporate Trust Office of the trustee in New York, New York unless we indicate otherwise in the prospectus supplement, or at such other places and at the respective times and in the manner as we designate in the prospectus supplement.

Form, Denominations and Transfers

Unless otherwise indicated in the prospectus supplement:

•	Our debt securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000; and

•	We will not charge any fee to register any transfer or exchange of our debt securities, except for taxes or other governmental charges, if any.

Certain Covenants

Unless we otherwise specify in the prospectus supplement, there are not any covenants in the indenture or our debt securities that would protect you against a highly leveraged or other transaction involving us that may adversely affect you as a holder of our debt securities. If there are provisions that offer such protection, they will be described in the prospectus supplement.

Limitations on Liens. Under the indenture, we and our restricted subsidiaries (defined below) may not issue, assume or guarantee any debt for money borrowed, which is secured by a lien (which term includes mortgages, security interests, pledges, liens and other encumbrances) on a principal property (defined below) or shares of stock or indebtedness of any restricted subsidiary, unless the lien similarly secures your debt securities. This restriction will not apply to indebtedness that is secured by:

•	liens existing on the date of the indenture;

•	liens in favor of governmental bodies securing progress, advance or other payments;

•	liens existing on property, stock or indebtedness at the time of acquisition, including acquisition through lease, merger or consolidation;

•	liens securing the payment of all or any part of the purchase price of the acquired property or the purchase price of construction, installation, renovation, improvement or development on or of the acquired property or securing any indebtedness incurred prior to, at the time of or within 360 days after the later of the acquisition, completion of the construction, installation, renovation, improvement or development or the commencement of full operation of the acquired property, provided that the amount of such indebtedness does not exceed the expense incurred to construct, install, renovate, improve or develop the acquired property, or within 360 days after the acquisition of the stock or indebtedness for the purpose of financing all or any part of the purchase price thereof;

•	liens securing indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding attributable debt (defined below) in respect of sale and leaseback transactions where, at the time of incurrence, we would be entitled under the indenture to create or assume a lien on the principal property securing indebtedness in an amount at least equal to the attributable debt in respect of that transaction, without equally and ratably securing our debt securities described in this prospectus, does not exceed 10% of our consolidated net tangible assets;

•	liens securing indebtedness owed to us or to a restricted subsidiary; and

•	any extension, renewal or replacement, in whole or in part, of any of the liens described above.

A direct or indirect subsidiary of ours is a “restricted subsidiary” if substantially all of its property is located in the continental United States and if it owns any principal property, except if the subsidiary is principally engaged in leasing or in financing receivables or overseas operations.

A “principal property” is any property, plant, equipment or facility of ours or any of our restricted subsidiaries, except that any property, plant, equipment or facility of ours or any of our restricted subsidiaries which does not equal or exceed 3% of our consolidated net tangible assets shall not constitute a principal property of ours unless our Board of Directors or our management deems it to be material to us and our restricted subsidiaries, taken as a whole. Accounts receivable or inventory of ours or any of our restricted subsidiaries are not “principal property”; provided, however, that individual items of property, plant, equipment or individual facilities of ours or any of our restricted subsidiaries shall not be combined in determining whether that property, plant, equipment or facility constitutes a principal property of ours, whether or not they are the subject of the same transaction or series of transactions.

With respect to any sale and leaseback transaction as of any particular time, “attributable debt” means the present value, discounted at the rate of interest implicit in the terms of the lease, of the obligations of the lessee under the lease for net rental payments during the remaining term of the lease, including any period for which the lease has been extended.

Limitation on Sale and Leaseback Transactions. As long as the debt securities of any series are outstanding, we and our restricted subsidiaries may not enter into sale and leaseback transactions involving any principal property unless:

•	we or our restricted subsidiary sell that principal property within 360 days from the date of acquisition or completion of the construction or commencement of full operations of that principal property, whichever is later; or

•	we or our restricted subsidiary, within 120 days after the sale, reduce our funded debt, which is not subordinated in right of payment to our debt securities described in this prospectus, by an amount not less than the greater of the net proceeds of the sale and leaseback transaction or the fair value of that principal property.

This restriction will not prevent a sale and leaseback transaction of any principal property:

•	if the lease is for a period, including renewals, of not more than 36 months; or

•	if we or our restricted subsidiary would, at the time of incurrence, be entitled under the indenture to create or assume a lien on that principal property securing indebtedness in an amount at least equal to the attributable debt in respect of the sale and leaseback transaction, without equally and ratably securing our debt securities described in this prospectus.

Restrictions on Consolidation, Merger or Sale. We may not consolidate or merge or sell or convey all or substantially all of our assets unless the surviving corporation, if it is not us, is a domestic corporation and assumes our obligations under our debt securities and the indenture and unless, under the indenture, there is no event of default (defined below) immediately after the transaction.

Defeasance

The indenture includes provisions allowing defeasance that we may choose to apply to our debt securities of any series. If we do so, we must deposit with the trustee or another trustee money or U.S. government obligations (or combination thereof) sufficient to make all payments on those debt securities. If we make such a deposit with respect to your debt securities, we may elect:

•	to be discharged from all our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust (“defeasance”); or

•	to be released from restrictions on our ability to issue, assume or guaranty debt secured by liens, as further described under “—Certain Covenants—Limitations on Liens” above, and from other covenants with respect to your debt securities that we may specify in accordance with the indenture (“covenant defeasance”).

In order to exercise defeasance, we must deliver to the trustee an opinion of our counsel stating that we have received, or that there has been a publication of, an Internal Revenue Service ruling, or that there has been a change in applicable U.S. federal income tax law, and that as a result of such ruling or change in law, the holders of our debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred. In order to exercise covenant defeasance, we must deliver to the trustee an opinion of our counsel stating that the holders of our debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax in the same amounts, in the same manner and at the same time as would have been the case if such covenant defeasance had not occurred. There are additional conditions to defeasance or covenant defeasance which are described in the indenture.

Events of Default, Notice and Waiver

An event of default in respect of any series of our debt securities means:

1.	our failure to pay any interest on that series within 30 days of when that interest is due;

2.	our failure to pay any principal, sinking fund installment or analogous obligation on that series when due;

3.	our failure to perform any other agreement in our debt securities of that series or the indenture, other than an agreement relating solely to another series of our debt securities, for 90 days after written notice of the breach or default;

4.	acceleration of our indebtedness or of a restricted subsidiary aggregating more than $20,000,000;

5.	the failure of us or a restricted subsidiary to discharge any judgment of $20,000,000 or more within 60 days after the judgment becomes final and nonappealable; and

6.	certain events of our bankruptcy, insolvency and reorganization.

If an event of default described in (1), (2) or (3) above (if the event of default under (3) above is with respect to less than all series of debt securities then outstanding) occurs and is continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of a series may declare the principal and accrued interest, if any, of all securities of that series to be due and payable. If an event default described in (3) (if the event of default under (3) above is with respect to all series of securities then outstanding), (4) or (5) above occurs and is continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of all series may declare the principal and accrued interest, if any, of all the outstanding debt securities to be due and payable.

Within 90 days after a default in respect of any series of our debt securities, the trustee must give to the holders of such series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the trustee may withhold such notice if it in good faith determines that withholding is in the interest of such holders. The term “default” means, for this purpose, the happening of any event of default, disregarding any grace period or notice requirement.

Before the trustee is required to exercise rights under the indenture at the request, order or direction of holders, it is entitled to be indemnified by such holders, subject to its duty, during an event of default, to act with the required standard of care.

If any event of default has occurred, the holders of a majority in principal amount of the outstanding debt securities of any series (with each series voting as a separate class) may direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee, in respect of that series.

We must file an annual certificate with the trustee that we are in compliance with conditions and covenants under the indenture.

The holders of a majority in principal amount of the outstanding debt securities of a series, on behalf of the holders of all debt securities of that series, or the holders of a majority of all outstanding debt securities voting as a single class, on behalf of the holders of all outstanding debt securities may waive some past defaults or events of default, or compliance with certain provisions of the indenture, but may not waive among other things an uncured default in payment of interest or principal.

Modification or Amendment of the Indenture

If we receive the consent of the holders of a majority in principal amount of the outstanding debt securities affected, we may enter into supplemental indentures with the trustee that would:

•	add, change or eliminate provisions in the indenture; or

•	change the rights of the holders of our debt securities.

However, unless we receive the consent of all of the affected holders, we may not enter into supplemental indentures that would, with respect to the debt securities of those holders:

•	change the final maturity;

•	reduce the principal amount or any premium;

•	reduce the interest rate or extend the time of payment of interest;

•	reduce any amount payable on redemption or provable in bankruptcy reduce the amount of the principal of an original issue discount security that would be payable on acceleration;

•	impair or affect the right of any holder to institute suit for payment;

•	change any right of the holder to require repayment; or

•	reduce the requirement for majority approval of supplemental indentures.

Concerning the Trustee

The trustee is J.P. Morgan Trust Company, National Association. The trustee is the successor trustee under our indenture entered into in connection with the sale of convertible debentures due 2020, and an affiliate of the trustee is a lender to us under our revolving credit facility and provides cash management and depository account services to us. From time to time, we may enter into other banking relationships with the trustee or its affiliates.

JPMorgan Chase & Co. (“JPMorgan”), the parent company of J.P. Morgan Trust Company, National Association, has entered into an agreement with The Bank of New York Company, Inc. (“BNY”) pursuant to which JPMorgan intends to exchange portions of its corporate trust business, including municipal and corporate trusteeships, for BNY’s consumer, small business and middle market banking businesses. This transaction has been approved by both companies’ boards of directors and is subject to regulatory approvals. It is expected to close in the late third quarter or fourth quarter of 2006.

Book–Entry Debt Securities

The prospectus supplement will indicate whether we are issuing the related debt securities as book–entry securities.

PLAN OF DISTRIBUTION

We may sell our debt securities to or through one or more underwriters or dealers, and also may sell our debt securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of our debt securities. Only underwriters named in the prospectus supplement will be considered as underwriters of our debt securities offered by the prospectus supplement. We may distribute our debt securities at different times in one or more transactions. We may sell our debt securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of our debt securities, underwriters may receive compensation from us or from purchasers of our debt securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of our debt securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of our debt securities may be considered underwriting discounts and commissions under the Securities Act. We will identify any such underwriter or agent, and we will describe any such compensation, in the prospectus supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of our debt securities against certain liabilities, including liabilities under the Securities Act. We may also agree to contribute to payments which the underwriters, dealers or agents may be required to make in respect of such liabilities. We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase our debt securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of our debt securities, we will indicate that in the prospectus supplement.

In connection with an offering of our debt securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our debt securities. Specifically, underwriters may over–allot in connection with the offering, creating a syndicate short position in our debt securities for their own account. In addition, underwriters may bid for, and purchase, our debt securities in the open market to cover short positions or to stabilize the price of our debt securities.

Finally, underwriters may reclaim selling concessions allowed for distributing our debt securities in the offering if the underwriters repurchase previously distributed shares of our debt securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our debt securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time. Agents and underwriters may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

LEGAL MATTERS

Certain legal matters with respect to the validity of our debt securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Anthony Pantaleoni, a director of ours who owns less than 1% of our outstanding capital stock, is Of Counsel to Fulbright & Jaworski L.L.P. Mr. Pantaleoni also serves as trustee of certain trusts for the benefit of our Chief Executive Officer and his family. Davis Polk & Wardwell, New York, New York, will serve as counsel for any underwriters, dealers and agents.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Universal Health Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the SEC’s public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10–K for the year ended December 31, 2005;

•	Our Proxy Statement pursuant to Section 14(A) of the Exchange Act, filed on April 17, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Our Current Reports on Form 8–K filed on January 31, 2006, February 28, 2006, March 21, 2006, April 4, 2006, April 25, 2006 and May 24, 2006.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until we have terminated the offering. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

You may obtain a copy of these filings at no cost by writing to or telephoning our secretary at the following address and telephone number:

Universal Health Services, Inc.

Universal Corporate Center

367 South Gulph Road

P.O. Box 61558

King of Prussia, Pennsylvania 19406-0958

Attention: Secretary

Phone: (610) 786-3300

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current and accurate only as of the date of those respective documents.

$300,000,000

Universal Health Services, Inc.

            % Notes due 2016

PROSPECTUS SUPPLEMENT

June     , 2006

Joint Book-Running Managers

Banc of America Securities LLC

JPMorgan